Exhibit 4.25
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
Variable Rate Senior Note due 2013

Washington, D.C.
March 27, 2008

FOR VALUE RECEIVED, the undersigned, NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION (“National Rural”), a District of Columbia cooperative association, hereby promises to pay to FEDERAL AGRICULTURAL MORTGAGE CORPORATION (“Farmer Mac”), or registered assigns, the principal sum of FOUR HUNDRED MILLION DOLLARS ($400,000,000.00) on April 1, 2013, together with interest computed from the date hereof according to the terms of the Note Purchase Agreement (as defined below).

Payments of principal and interest on this Note are to be made in lawful money of the United States of America at such place as shall have been designated by written notice to National Rural from the registered holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is issued pursuant to a Note Purchase Agreement dated as of March 27, 2008 (as from time to time amended, the “Note Purchase Agreement”) between National Rural and Farmer Mac and is entitled to the benefits thereof.  This Note is also entitled to the benefits of the Pledge Agreement dated as of March 27, 2008, among National Rural, Farmer Mac and the Collateral Agent named therein.

Capitalized terms used herein and not defined herein shall have the meanings given to those terms in the Note Purchase Agreement.

This Note is a registered Note and, upon surrender of this Note for registration of transfer or exchange, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, National Rural may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and National Rural will not be affected by any notice to the contrary.

This Note may be prepaid at any time, in whole or in part, at the option of National Rural, according to the terms of the Note Purchase Agreement and provided that, if such optional prepayment is made on a date other than an Interest Payment Date, accrued interest on the principal amount hereof that is being prepaid shall be payable through and including the last day of the Interest Period in which such optional prepayment is made.

If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared due and payable in the manner, at the price and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of National Rural and the holder hereof shall be governed by, the laws of the District of Columbia, excluding choice-of-law principles of the law of the District of Columbia that would require the application of the laws of another jurisdiction.

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION,
By
/s/ STEVEN L. LILLY
Name: Steven L. Lilly
Title: Sr. Vice President & Chief Financial Officer